SunState Laboratories, LLC

FINANCIAL STATEMENTS

Years Ended December 31, 2019 and 2018



Kehoe & DeWeerd
CPA PA

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

26829 Tanic Drive Suite 102
Wesley Chapel, FL 33544
(813) 279-2977

8833 Hawbuck Street
Trinity, FL 34655
(727) 375-2008

To Management
SunState Laboratories, LLC
Westminster, Colorado

We have reviewed the accompanying financial statements of SunState Laboratories, LLC, which comprise the balance sheet as of December 31, 2019 and 2018, and the related statements of income and member's equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Kehoe & DeWeerd, CPA, PA
Wesley Chapel, Florida
March 10, 2020

www.kdcpa.net

SunState Laboratories, LLC
Balance Sheet
December 31, 2019 and 2018

	2019	2018
ASSETS		
Current Assets		
Cash	$ 7,952	$ 6,271
Inventory	41,619	54,793
Total Current Assets	49,571	61,064
Property and Equipment	12,202	12,202
Accumulated depreciation	(9,989)	(9,069)
	2,213	3,133
Other Assets		
Security deposit	7,500	-
Logo design	14,516	14,516
Brand Development	44,149	44,149
Accumulated amortization	(51,568)	(50,600)
Total Other Assets	14,597	8,065
TOTAL ASSETS	$ 66,381	$ 72,262
LIABILITIES & EQUITY		
Current Liabilities		
Credit card	$ 18,607	$ 3,460
Total Current Liabilities	18,607	3,460
Equity		
Member's Equity	47,774	68,802
TOTAL LIABILITIES & EQUITY	$ 66,381	$ 72,262

SunState Laboratories, LLC
Statement of Income and Member's Equity
Years Ended December 31, 2019 and 2018

	2019	2018
Revenue		
eCommerce websites	$ 14,340	$ 2,015
Commercial sales	6,014	8,608
	20,354	10,623
Cost of Goods Sold	13,173	23,848
Gross Profit (Loss)	7,181	(13,225)
General & Administrative Expenses	57,005	27,337
Net (Loss)	(49,824)	(40,562)
Member Equity at Beginning of Year	68,802	107,946
Contributions	28,796	1,418
Member Equity at End of Year	$ 47,774	$ 68,802

SunState Laboratories, LLC
Statements of Cash Flows
Years Ended December 31, 2019 and 2018

	2019	2018
Cash Flows from Operating Activities		
Net (loss)	$ (49,824)	$ (40,562)
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization expense	968	3,174
Depreciation expense	920	1,271
Decrease in inventory	13,174	23,848
Increase in security deposits	(7,500)	-
Increase (decrease) in current liabilities	15,147	2,889
Net Cash Used by Operating Activities	(27,115)	(9,380)
Cash Flows from Financing Activities		
Contributions from Member	28,796	1,418
Net Cash Provided by Financing Activities	28,796	1,418
Net Increase (Decrease) in Cash	1,681	(7,962)
Cash at Beginning of Year	6,271	14,233
Cash at End of Year	$ 7,952	$ 6,271

SunState Laboratories, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2019 and 2018

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of SunState Laboratories, LLC is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who are responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Business

SunState Laboratories is currently a Colorado LLC, originally formed as a Florida LLC in 2012. The Company develops, manufactures, and sells household cleaners under the trade name DAZZ Cleaning Tablets. The Company moved out of its Florida production facility at the end of 2016 and began relocating to Colorado in early 2017. For all of 2018 and 2019, the Company worked out of two mini-storage units and sold existing inventory and did not do any manufacturing during those years.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and, accordingly, reflect all significant receivables, payables and other liabilities.

Cash and Cash Equivalents

Cash and cash equivalents consist of the Company's cash in its checking and savings accounts. The Company maintains its cash and cash equivalents at commercial banks.

Inventory

Inventories consist of cleaning tablets and retail packaging supplies valued at the costs to purchase.

Property and Equipment

All acquisitions of property and equipment in excess of $300 and all expenditures for repairs, maintenance and betterments that materially prolong the useful lives of assets are capitalized. Property and equipment are carried at cost. Depreciation of property and equipment is provided on the declining balance method.

Intangible Assets

Amortization of logo design and brand development costs are amortized over fifteen years and five years, respectively.

Trademark

The Company applied for and received a trademark of its trade name "DAZZ" from the United States Patent and Trademark Office on January 14, 2014.

Income taxes

The Company is organized as an LLC and qualifies as a disregarded entity for tax purposes. All income or loss is passed through to the Member and reported on his personal income tax return. Therefore, no provision or liability for federal or state income taxes have been included in these financial statements.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Advertising

The Company expenses advertising costs as they are incurred. The Company incurred $27,290 and $3,416 of advertising expense for the years ended December 31, 2019 and 2018, respectively.

Subsequent Events

Management has evaluated events and transactions that occurred subsequent to December 31, 2019 through March 10, 2020, the date the financial statements were issued. Management did not identify any events or transactions that should be recognized or disclosed in the financial statements.